SECURITIES AND EXCHANGE COMMISSION
	 Washington, D.C.  20549
	  Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No.  6)*

	 AMERITECH CORPORATION
	     (Name of Issuer)

	      Common Stock
	(Title of Class of Securities)

	      030954101
	   (CUSIP Number)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover pages shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 8 Pages

	     Page 2 of 8 Pages

CUSIP NO.    030954101

	      13G

1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bankmont Financial Corp. (Previously updated by
      Harris Bankcorp, Inc. on behalf of Bankmont
      Financial Corp.
      51-0275712

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                            				       (a) (   )
 See Exhibit 1                         (b) ( X )

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
	 A Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5  SOLE VOTING POWER    537,396

6  SHARED VOTING POWER  7,374

7  SOLE DISPOSITIVE POWER   243,717

8  SHARED DISPOSITIVE POWER    186,583

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
	      552,180

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9     0.1%

12  TYPE OF REPORTING PERSON     HC

*SEE INSTRUCTION BEFORE FILLING OUT!


1(a)  NAME OF ISSUER:

      Ameritech Corp.

1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	  30 South Wacker Drive
	  Chicago, IL  60606

2(a)  NAME OF PERSON FILING:

      Bankmont Financial Corp. (Previously filed by Harris Bankcorp, Inc. on behalf of Bankmont Financial Corp.)

2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE:

      111 West Monroe Street
      P. O. Box 755
      Chicago, IL  60690

2(c)  PLACE OF ORGANIZATION OR CITIZENSHIP:

      A Delaware Corporation

2(d)  TITLE OF CLASS OF SECURITIES:    Common stock

2(e)  CUSIP NUMBER:  026804104

3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [  ]  Broker or dealer registered under section 15 of the Act.
(b) [X]   Bank as defined in section 3(a)(6) of the Act.
(c) [  ]  Insurance company as defined in section 3(a)(19) of the Act.
(d) [ ] Investment company registered under section 8 of the Investment Company Act.
(e) [ ] Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
(f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Sec.240.13d-1(b)(1)(ii)(F).
(g) [X]   Parent holding company, in accordance with Sec.240.13d-
	  1(b)(ii)(G).
(h) [  ]  Group, in accordance with Sec.240.13d-1(b)(1)(ii)(H).

		     Page 4 of 8 Pages

4 OWNERSHIP:

 (a) Amount Beneficially Owned:

     552,180

 (b)  Percent of Class:

       0.1%

 (c)  Number of Shares as to Which Such Person has:

      (i)  Sole power to vote or to direct the vote:
                  537,396

      (ii)  Shared power to vote or to direct the vote:
            	     7,374

      (iii)  Sole power to dispose or to direct the disposition of:
                  243,717

      (iv)  Shared power to dispose or to direct the disposition of:
                  186,583

5 OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).

6  NOT APPLICABLE



7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
  COMPANY:

     Bankmont Financial Corp., a Parent Holding Company, filing under Rule 13 d-1 (b)(ii)(G) on behalf of the following subsidiaries:

	Harris Bankcorp, Inc., a Parent Holding Company
	111 West Monroe Street
	P. O. Box 755
	Chicago, IL  60690

	  Harris Trust and Savings Bank, a bank
	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690

	  Harris Trust Bank of Arizona, a bank
	  6263 North Scottsdale Road, Suite 100
	  Scottsdale, AZ  85252-1846

	  Harris Trust Company of Florida, a trust company
	  505 South Flagler Drive, Suite 1400
	  West Palm Beach, FL  33401

	  Harris Bank Barrington, N. A., a bank
	  201 South Grove Avenue
	  Barrington, IL  60010

	  Harris Bank St. Charles, a bank
	  1 East Main Street
	  St. Charles, IL  60174

	  Harris Investment Management, Inc., an investment company 111 West Monroe Street
	  Chicago, IL  60603

	  Harris Bank Winnetka, N. A., a bank
	  520 Green Bay Road
	  Winnetka, IL  60093

	  Harris Bankmont Inc., a Parent Holding Company
	  111 West Monroe Street
	  Chicago, IL  60603

	  Suburban Bank of Barrington, a bank
	  333 North North West Highway
	  Barrington, IL  60010

	  Harris Bank Palatine, a bank
	  50 North Brockway Street
	  Palatine, IL  60078

8  NOT APPLICABLE


9  NOT APPLICABLE


10  CERTIFICATION:

By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE: After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1996

BANKMONT FINANCIAL CORP.


BY: (Alan G. McNally)
      Alan G. McNally
      President


			 SCHEDULE 13G
			   Exhibit 1

Bankmont Financial Corp., a wholly-owned subsidiary of Bank of Montreal, owns Harris Bankcorp, Inc. Harris Trust and
Savings Bank is a wholly-owned subsidiary of Harris Bankcorp, Inc.

Pursuant to Rule 13-d(f)1(iii), Harris Bankcorp, Inc. and Harris Trust and Savings Bank agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.

Date:  February 13, 1996

HARRIS BANKCORP, INC.


BY:   (Thomas R. Sizer)
      Thomas R. Sizer
      Secretary

HARRIS TRUST AND SAVINGS BANK


BY:  (Robert J. Fridell)
     Robert J. Fridell
     Vice President

		 SCHEDULE 13G
		  Exhibit 2


Bankmont Financial Corp.,Harris Bankcorp, Inc. and Harris Trust and Savings Bank as Trustee, no longer hold beneficial ownership of as much as 5% of the outstanding Common Shares of Ameritech Corporation.